

3-31-02

No.1-7628



S.E.C.
APR 15 2002
1086

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:

On March 1, 2002 Honda Motor Co., Ltd. announced that it has received Japanese Ministry of Land, Infrastructure and Transport approval for the FCX V4 fuel cell vehicle equipped with a 350-atmosphere high-pressure hydrogen tank. (Ref.#02021)

Exhibit 2:

On March 20, 2002 Honda Motor Co., Ltd. introduced the sporty, stylish Dio Z4, a new addition to the environment-friendly Dio lineup of water-cooled, 4-stroke 50cc scooters. (Ref.#02022)

Exhibit 3:

On March 26, 2002 Honda Motor Co., Ltd. announced that it sold 79,610 vehicles in Japan in February, up 18.8% compared to February 2001. This was in sharp contrast to industry-wide vehicle sales in Japan, which were down 3.6% for the month. (Ref.#02023)

Exhibit 4:

On March 29, 2002 Honda Motor Co., Ltd. upgraded its sporty, stylish FORZA scooter series, giving it improved functionality and a quality feel. (Ref.#02024)

Exhibit 5:

Third Quarter Report of fiscal third quarter and nine months period ended December 31, 2001 (which was mailed to ADR shareholders in March 2002).

Exhibit 6:

English translation of the Notice of Record Date that appeared on the March 13, 2002 issue of the Nippon Keizai Shimbun.

Press Information

ref .#02021

Honda FCX-V4 Fuel Cell Vehicle Earns Japanese Ministry of Land, Infrastructure and Transport Approval

March 1, 2002—Honda Motor Co., Ltd. (HMC) announced today that it has received Japanese Ministry of Land, Infrastructure and Transport approval for the FCX V4 fuel cell vehicle equipped with a 350-atmosphere high-pressure hydrogen tank.

Honda has applied the high-pressure tank technology accumulated through natural gas-powered vehicle development to fit the FCX-V4 with a 350-atmosphere high-pressure hydrogen tank, achieving a significantly extended driving range of 315km. This marks the first time in Japan that a fuel cell vehicle equipped with a 350-atmosphere high-pressure hydrogen tank has been approved by the Japanese Ministry of Land, Infrastructure and Transport and tested on public roads.

The FCX-V4 offers improved top speed, acceleration, and collision safety performance, as compared to the FCX-V3, which commenced public road testing in July 2001. The FCX-V4 brings Honda fuel cell vehicles close to the performance required of a production model.

Honda is already testing the FCX-V4 on public roads in the U.S. as part of its participation in the California Fuel Cell Partnership's (CaFCP) fuel cell vehicle public-road test project. U.S. test results will be combined with those of Japanese public road testing to constitute a database of vehicle performance under actual driving conditions.



FCX-V4 fuel cell vehicle

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

FCX-V4 System Layout (Conceptual)



Air Supply System
Humidification
Drive Motor
Fuel Cell Stack
Humidification
High-Pressure Hydrogen Tank
Ultra-Capacitor
Cooling System

FCX-V4 Specifications (Japanese Ministry of Land, Infrastrucrue and Transport Approved Vehicle)

Number of occupants		4
Maximum speed		140km/h
Motor	Max. output	60kW (82PS)
	Max. drive torque	238Nm
	Type	AC synchronous electric motor
Fuel cell stack	Type	PEFC (polymer electrolyte fuel cell, manufactured by Ballard)
	Output	78kW
Fuel	Type	Compressed hydrogen gas
	Storage	High-pressure hydrogen tank (350 atmospheres)
	Capacity	137L
Vehicle range		315km

Publicity materials for the FCX-V4 will be available at the following site as of March 1, 2002.

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Press Information

ref. #02022

Honda Introduces the Dio Z4, a Sporty, Stylish 50cc Scooter

Tokyo, March 20, 2002—Honda Motor Co., Ltd. today introduced the sporty, stylish Dio Z4, a new addition to the environment-friendly Dio lineup of water-cooled, 4-stroke 50cc scooters. The Dio Z4 goes on sale Thursday, March 21, 2002.

The 4-stroke Dio series, released in March 2001, was developed around the keywords "Clean", "Economical", "Silent", and "Tough". These scooters have won a broad following not only for their environmental performance, but also for their comfortable ride and fuel economy.

This latest scooter in the series adopts a sporty exterior design built on the Dio base. The new large rear spoiler incorporates a built-in red LED high-mount brake light, for a sharply styled rear view. The headlight employs a blue multi-reflector that imparts a racy feel.

Lightweight aluminum-cast wheels front and rear are paired with a front disc brake to deliver sporty handling and nimble response.

Two body colors are available: intrepid Clear Silver Metallic and eye-catching Clipper Yellow.



Dio Z4

- **Yearly domestic sales target:** 8,000 units
- **Manufacturer's suggested retail price** (excl. consumption tax): 189,000 yen

(Example of regionally adjusted manufacturer's suggested retail price: Okinawa +5,000 yen. The manufacturer's suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity materials and photographs of the Dio Z4 are available at the following URL as of March 20, 2002:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

=Distinctive Features=

● A water-cooled, 4-stroke engine delivers superb environmental performance

Dio's efficient, clean-burning engine emits only half the carbon monoxide (CO) and hydrocarbons (HC) allowed under government regulations*1, while attaining superb fuel economy of 75.0km/L*2. It also delivers high durability and low running and startup noise.

*1 Honda in-house testing
*2 Test value for low-altitude operation at 30km/h

● Sporty styling with a racy feel

The Dio Z4's exterior design is loaded with sporty styling from tip to tail.
The headlight employs a blue vapor-deposit aluminum coating inside the multi-reflector, for superb illumination and a racy look. The large rear spoiler incorporates a built-in red LED high-mount brake light, with a sharp, upswept design for the brake and turn signal lights. The "4" of the Z4's 3-dimensional emblem is highlighted in red, for a further touch of presence and flair.

● High-performance wheels and brakes

A front disc brake and lightweight aluminum-cast wheels front and rear deliver sporty handling and nimble response.

● A high-security anti-theft system

For added security, the Z4 provides single-key operation for the main switch, seat opener, and reinforced handle-lock system, all from the main key cylinder. The main key cylinder also features a key shutter. Honda's original "Lock In" center-stand locking system, an anti-hotwiring circuit, and locking fuel cap further improve vehicle security, for solid anti-theft protection.

● Other main features

- Combi-braking system that simultaneously activates both front and rear brakes for enhanced stability while braking
- An extra-large 22L* storage space with plenty of room for a full-face helmet or A4-size files
- Gold-colored wheels for an elegant, stylish look

*Honda in-house measurement

=Body colors=

- Clear Silver Metallic
- Clipper Yellow

Where the name "Dio Z4" comes from:
The Z4 name combines the "ZX" of the Dio ZX—a sporty scooter released in 1992 that is popular among young people—with the "4" of the 4-stroke engine employed in the Dio series, positioning the Z4 as the sporty model in the Dio series.

Specifications

Vehicle Name		Dio Z4
Vehicle Type		Honda BA・AF57
Length x Width x Height	(m)	1.710×0.620×1.010
Wheelbase	(m)	1.190
Ground Clearance	(m)	0.115
Seat Height	(m)	0.710
Curb Weight	(kg)	77
Dry Weight	(kg)	72
No. of Riders		1
Turning Radius	(m)	1.8
Engine Type		AF55E (water-cooled, 4-stroke OHC one-cylinder)
Engine Displacement	(cm^3)	49
Bore x Stroke	(mm)	38.0×44.0
Compression Ratio		12.0
Maximum Power	(kW[PS]/rpm)	3.7[5.0]/8,000
Maximum Torque	(N・m[kg・m]/rpm)	4.6[0.47]/7,000
Fuel Consumption	(km/ℓ)	75.0 (30km/h constant speed, low altitude)
Carburetor type		NVK00A
Starter		Cell-type (with back-up kick start)
Ignition		CDI, battery-powered
Lubrication		Force-fed and splash
Oil Capacity	(ℓ)	0.7
Fuel Capacity	(ℓ)	5.0
Clutch		Dry, multi-plate shoe-type
Transmission		Continuously variable (V-matic)
Gear Ratio	1st Gear	2.800～0.860
Castor Angle(degree) / Trail(mm)		26°30′/72
Tire Size	Front	90/90-10 50J
	Rear	90/90-10 50J
Braking System	Front	Hydraulic disc
	Rear	Mechanical, leading/trailing drum-type
Suspension	Front	Telescopic-type
	Rear	Unit swing-type
Frame Construction		Underbone (aluminum frame)

Press Information

(NOTE: This release is embargoed until 11:30 a.m., Mar. 26)

Ref.#02023

HONDA DOMESTIC SALES UP 18.8% IN FEBRUARY

March 26, 2002 -- Honda Motor Co., Ltd., announced today that it sold 79,610 vehicles in Japan in February, up 18.8% compared to February 2001. This was in sharp contrast to industry-wide vehicle sales in Japan, which were down 3.6% for the month.

February sales were led by Honda's Fit sub-compact vehicle (16,969 units), followed by its Life mini-vehicle (16,186 units) and Mobilio mini-van (7,622 units). By vehicle category, passenger car and light truck sales were up 31.0% -- the 23nd consecutive monthly increase -- while mini vehicle sales up 0.8%.

Honda's domestic production was up 7.9% in February, the sixth consecutive month of increase, while overseas production was up for the 14th consecutive month at 2.7%, mainly because of increased output in North America and Europe.

Export shipments from Japan in February were up for the third consecutive month, gaining 4.4%, mainly because of increased shipments to North America and Europe.

HONDA PRODUCTION, SALES AND EXPORTS – FEBRUARY 2002

PRODUCTION

	February		Annual Total - 2002	
	Units	Vs. 2/01	Units	Vs. 2001
Domestic (CBU+CKD)	118,582	+ 7.9%	218,040	+ 9.8%
Overseas (Except CKD)	114,305	+ 2.7%	242,735	+ 3.4%
Worldwide Total	232,887	+ 5.3%	460,775	+ 6.3%

REGIONAL PRODUCTION

	February		Annual Total	
	Units	Vs. 2/01	Units	Vs. 2001
North America	88,868	+ 1.0%	186,096	- 1.3%
(USA only	58,056	+ 3.3%	122,046	+ 0.2%)
Europe	12,976	+ 59.7%	27,022	+ 64.1%
Asia	8,782	- 20.6%	21,655	+ 1.2%
Others	3,679	- 9.5%	7,962	- 4.9%
Overseas Total	114,305	+ 2.7 %	242,735	+ 3.4%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

SALES

Vehicle type	February Units	February Vs. 2/01	Annual Total Units	Annual Total Vs. 2001
Passenger cars & light trucks	52,336	+ 31.0%	89,122	+ 32.5%
(Imports	871	+ 46.6%	1,480	+ 41.0%)
Mini vehicles	27,274	+ 0.8%	41,990	- 5.9%
TOTAL	79,610	+ 18.8%	131,112	+ 17.2%

EXPORTS

	February Units	February Vs. 2/01	Annual Total Units	Annual Total Vs. 2001
North America	24,159	+ 7.8%	47,223	+ 13.0%
(USA only)	21,551	+ 6.9%	43,062	+ 11.5%)
Europe	5,484	+ 3.0%	12,113	+ 30.0%
Asia	1,907	- 23.9%	3,722	- 21.9%
Others	4,292	+ 4.6%	8,622	+ 5.8%
TOTAL	35,842	+ 4.4%	71,680	+ 12.0%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Press Information

Ref.# 02024

Honda Announces Minor Changes for the Sporty FORZA Scooter Series

March 29, 2002—Honda Motor Co., Ltd. has upgraded its sporty, stylish FORZA scooter series, giving it improved functionality and a quality feel. The new scooter will go on sale Saturday, March 30.

The 250cc FORZA large-size scooter, designed around the keywords "New, Stylish, Sporty", was first introduced in March 2000, and has earned a loyal following, especially among males in their thirties.

The new version features a larger 5.5L under-seat trunk space, large enough to accommodate a B4-size soft attaché case. The trunk is equipped with an interior light complete with ON/OFF switch. The locking gasoline cap and a seat upholstered in dimple-sheet material for a quality feel show the attention to detail in the new model.

Other improvements to the FORZA series:

- White instrument number plates for a sportier look
- Ticket box to the left of the instrument panel equipped with a detachable divider for greater ease of use



FORZA

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

● **Annual domestic sales target** (series total): 6,000 units

● **Manufacturer's suggested retail price** (consumption tax not included):

FORZA	¥549,000	FORZA S	¥599,000
FORZA T	¥569,000	FORZA ST	¥619,000

*Add ¥20,000 for the FORZA and FORZA S Color Order Plan.

(Example of regionally adjusted manufacturer's suggested retail price: Okinawa +8,000 yen. The manufacturer's suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the FORZA series are available at the following URL:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

About the FORZA T and FORZA ST

- A custom-designed, body-color top box complements the FORZA's stylish body form—standard equipment on these models. (28L capacity, according to Honda measurement formula.) This top box provides convenient storage space for touring, and can be equipped with a backrest to provide back support for the passenger.

About the FORZA and FORZA S Color Order Plan

- Four special colors are available in addition to the standard ones, for a full range of color variations to respond to customers' varied needs.

Color variations in the FORZA series

	Standard Colors			Color Order Plan			
	Force Silver Metallic	Pearl Seashell White	Pure Black	Chrome Orange	Clipper Yellow	Vice Blue	Lapis Blue Metallic
FORZA	●	●	●	●	●	●	●
FORZA S	●	●	●	●	●	●	●
FORZA T	●	●	●				
FORZA ST	●	●	●				

Features inherited from the original FORZA series

- Stylish form reminiscent of a super sports model
- A water-cooled, 4-stroke engine that combines high output with solid environmental performance
- Shutter-equipped main switch for effective anti-theft protection
- Equipped with a "combi brake" front-rear brake-force distribution system for a secure braking feel
- FORZA S and FORZA ST equipped with an advanced idle stop system and ABS (antilock braking system)

*The "T" of the top box-equipped FORZA T stands for "Touring". The "ST" of the FORZA ST stands for "Sports Touring".

*There are no changes to vehicle specifications.

Specifications

Model Name		FORZA <FORZA S>	FORZA T <FORZA ST>
Model Type		HondaBA－MF06	
L×W×H	(m)	2.210×0.760×1.360	2.325×0.760×1.360
Wheelbase	(m)	1.545	
Ground Clearance	(m)	0.130	
Seat Height	(m)	0.720	
Vehicle Weight	(kg)	172 <177>	176 <181>
Dry Weight	(kg)	159 <164>	163 <168>
Number of Riders		2	
Fuel Consumption	(km/ℓ)	41.0 (60km/h constant speed, low altitude)	
Turning Radius	(m)	2.5	
Engine Type		MF04E (water-cooled, 4-stroke OHC mono-cylinder)	
Displacement	(cm^3)	249	
Bore x Stroke	(mm)	72.7×60.0	
Compression Ratio		10.5:1	
Maximum Power	(kW[PS]/rpm)	16[22]/7,000	
Maximum Torque	(Nm[kg-m]/rpm)	24[2.4]/5,500	
Starter		Self-starting	
Carburetor Type		VE3B	
Ignition		Fully transistorized, battery powered	
Fuel Tank Capacity	(ℓ)	12	
Lubrication		Force-fed and splash	
Clutch		Dry-type, multi-plate shoe	
Gearbox		Continuously variable (V-Matic)	
Gear Ratio	1 gear	2.250～0.830	
Caster Angle (degrees)／Trail(mm)		27° 30′ / 95	
Tire Size	Front	110/90-13M/C 55P	
	Rear	130/70-12 56L	
Braking System	Front	Hydraulic disc	
	Rear	Hydraulic disc	
Suspension	Front	Telescopic	
	Rear	Unit swing arm	
Frame		Backbone	

HONDA
The Power of Dreams

3

Third Quarter Repor

Period Ended December 31, 2001



Consolidated Financial Summary (Unaudited)

Financial Highlights

Honda Motor Co., Ltd., and Subsidiaries
For the three months and nine months ended December 31, 2000 and 2001

	Millions of yen				Millions of U.S. dollars	
	Three months		Nine months		Three months	Nine months
	2000	**2001**	2000	**2001**	**2001**	**2001**
Net sales and other operating revenue	¥1,576,106	**¥1,756,412**	¥4,628,024	**¥5,261,408**	**$13,311**	**$39,874**
Operating income	96,322	**154,782**	297,812	**470,019**	**1,173**	**3,562**
Income before income taxes	84,913	**120,473**	276,954	**390,460**	**913**	**2,959**
Net income	47,334	**82,258**	169,241	**255,998**	**623**	**1,940**
	Yen				U.S. dollars	
Net income per:						
Common Share	¥48.58	**¥84.42**	¥173.68	**¥262.72**	**$0.64**	**$1.99**
American Share	97.16	**42.21**	347.36	**131.36**	**0.32**	**1.00**

Honda's common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal third quarter and the fiscal nine months ended December 31, 2001 were calculated based on this four-for-one ADR split.

Unit Sales Breakdown

	Thousands of units			
	Three months		Nine months	
	2000	**2001**	2000	**2001**
MOTORCYCLES				
Japan	78 (—)	**87 (—)**	293 (—)	**303 (—)**
North America	136 (53)	**146 (67)**	366 (185)	**400 (194)**
Europe	72 (2)	**57 (2)**	244 (5)	**219 (5)**
Others	981 (3)	**1,247 (2)**	2,909 (9)	**3,421 (7)**
Total	1,267 (58)	**1,537 (71)**	3,812 (199)	**4,343 (206)**

Numbers in parentheses represent unit sales of all-terrain vehicles (ATVs) included in the total.

Explanatory Notes:
1. The geographical breakdown of unit sales is based on the location of affiliated and unaffiliated customers.
2. Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as overseas sales of power products. However, owing to various factors, including changes in transaction formats and contract terms, as of the term under review, such sales will be recorded in domestic power products sales. Unit sales of such general-purpose engines for the fiscal third quarter and the fiscal nine months under review amounted to 44,000 units and 158,000 units, respectively.

	Thousands of units			
	Three months		Nine months	
	2000	**2001**	2000	**2001**
AUTOMOBILES				
Japan	193	**210**	557	**631**
North America	346	**349**	994	**1,004**
Europe	39	**38**	135	**122**
Others	66	**55**	200	**183**
Total	644	**652**	1,886	**1,940**
POWER PRODUCTS				
Japan	35	**81**	120	**272**
North America	235	**243**	913	**979**
Europe	250	**232**	814	**607**
Others	249	**231**	745	**639**
Total	769	**787**	2,592	**2,497**

Net Sales Breakdown

	Millions of yen							
	Three months				Nine months			
	2000		**2001**		2000		**2001**	
MOTORCYCLE BUSINESS								
Japan	¥ 21,280	(12.4%)	**¥ 23,113**	**(11.4%)**	¥ 72,361	(12.8%)	**¥ 76,963**	**(11.9%)**
North America	63,776	(37.1)	**72,207**	**(35.5)**	173,384	(30.8)	**222,591**	**(34.4)**
Europe	26,697	(15.5)	**30,265**	**(14.9)**	103,099	(18.3)	**111,925**	**(17.3)**
Others	59,983	(35.0)	**77,648**	**(38.2)**	214,790	(38.1)	**235,191**	**(36.4)**
Total	¥ 171,736	(100.0%)	**¥ 203,233**	**(100.0%)**	¥ 563,634	(100.0%)	**¥ 646,670**	**(100.0%)**
AUTOMOBILE BUSINESS								
Japan	¥ 374,838	(28.7%)	**¥ 390,400**	**(27.3%)**	¥1,100,878	(29.3%)	**¥1,206,395**	**(28.3%)**
North America	773,195	(59.3)	**877,559**	**(61.4)**	2,159,353	(57.4)	**2,529,964**	**(59.3)**
Europe	59,894	(4.6)	**71,978**	**(5.0)**	216,110	(5.7)	**230,616**	**(5.4)**
Others	96,962	(7.4)	**88,479**	**(6.3)**	285,823	(7.6)	**300,948**	**(7.0)**
Total	¥1,304,889	(100.0%)	**¥1,428,416**	**(100.0%)**	¥3,762,164	(100.0%)	**¥4,267,923**	**(100.0%)**
OTHERS								
Japan	¥ 32,537	(32.7%)	**¥ 26,988**	**(21.6%)**	¥ 87,625	(29.0%)	**¥ 83,983**	**(24.2%)**
North America	50,211	(50.5)	**65,361**	**(52.4)**	153,825	(50.9)	**193,862**	**(55.9)**
Europe	8,417	(8.5)	**10,739**	**(8.6)**	34,115	(11.3)	**32,288**	**(9.3)**
Others	8,316	(8.3)	**21,675**	**(17.4)**	26,661	(8.8)	**36,682**	**(10.6)**
Total	¥ 99,481	(100.0%)	**¥ 124,763**	**(100.0%)**	¥ 302,226	(100.0%)	**¥ 346,815**	**(100.0%)**
TOTAL								
Japan	¥ 428,655	(27.2%)	**¥ 440,501**	**(25.1%)**	¥1,260,864	(27.2%)	**¥1,367,341**	**(26.0%)**
North America	887,182	(56.3)	**1,015,127**	**(57.8)**	2,486,562	(53.7)	**2,946,417**	**(56.0)**
Europe	95,008	(6.0)	**112,982**	**(6.4)**	353,324	(7.6)	**374,829**	**(7.1)**
Others	165,261	(10.5)	**187,802**	**(10.7)**	527,274	(11.5)	**572,821**	**(10.9)**
Total	¥1,576,106	(100.0%)	**¥1,756,412**	**(100.0%)**	¥4,628,024	(100.0%)	**¥5,261,408**	**(100.0%)**

Explanatory Notes:
1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.
2. Net sales of others includes revenue from sales of power products and related parts, *leisure businesses, trading and finance subsidiaries*.
3. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas revenue in others. However, owing to various factors, including changes in transaction formats and contract terms, as of the term under review such revenue will be recorded as domestic revenue in others. ... amounted to ¥1,157 million and ¥3,710 million, respectively.

To Our Shareholders

■ *Third Quarter Results*

Honda's consolidated net income for the fiscal third quarter ended December 31, 2001 totaled ¥82.2 billion ($623 million), an increase of 73.8% from the same period in 2000. Basic net income per Common Share for the quarter amounted to ¥84.42 ($0.64), compared to ¥48.58 for the same period in 2000. Two of Honda's American Depositary Shares represent one common share.

Unit sales in all Honda's business categories increased for the fiscal third quarter, and consolidated net sales and other operating revenue (herein referred to as "revenue") amounted to ¥1,756.4 billion ($13,311 million), an increase of 11.4% from the same period in 2000. In addition to the higher sales, a favorable model mix and currency translation effects, which had a positive impact on foreign currency-denominated revenue from Honda's overseas subsidiaries, translated into yen, contributed to this increase.

Consolidated operating income for the fiscal third quarter totaled ¥154.7 billion ($1,173 million), an increase of 60.7% compared to the same period in 2000.

This increase in operating income was due mainly to higher automobile sales in Japan and continuing strong demand for major models in North America. Honda's ongoing cost-cutting strategies and the depreciation of the yen also contributed to this increase. Consolidated income before income taxes for the quarter totaled ¥120.4 billion ($913 million), an increase of 41.9% from the same period in 2000.

With respect to Honda's sales in the fiscal third quarter by business category, motorcycle unit sales increased 21.3%, to 1,537,000 units, and revenue increased 18.3%, to ¥203.2 billion ($1,540 million). These increases were due primarily to higher sales in Asian countries such as India, Indonesia and Thailand. In addition, increased unit sales in Brazil and higher sales of all-terrain vehicles (ATVs) in the United States also contributed to these increases.

Honda's unit sales of automobiles increased 1.2%, to 652,000 units, due primarily to strong sales of the *Fit* small car and the *Step Wagon* minivan in Japan. Revenue during the quarter increased 9.5%, to ¥1,428.4 billion ($10,825 million), due to higher unit sales in Japan and a favorable model mix in North America led by increased sales of the *Accord* and the *Odyssey*.

Unit sales of power products totaled 787,000 units, an increase of 2.3% compared to the same period last year. Favorable sales of Honda's general-purpose engines and lawnmowers in the United States were the major factor in this increase. Revenue from other businesses, including the power product business and financial services, increased 25.4%, to ¥124.7 billion ($946 million), due mainly to higher revenue from financial services led by favorable automobile sales in North America.

■ Nine-Month Results

Honda's consolidated net income for the fiscal nine months ended December 31, 2001 totaled ¥255.9 billion ($1,940 million), an increase of 51.3% from the previous year. Basic net income per Common Share for the fiscal nine months amounted to ¥262.72 ($1.99), compared to ¥173.68 for the corresponding period a year ago.

Unit sales of Honda's motorcycles and automobiles increased, and revenue for the fiscal nine months amounted to ¥5,261.4 billion ($39,874 million), an increase of 13.7% from the same period in 2000.

Consolidated operating income for the fiscal nine months totaled ¥470.0 billion ($3,562 million), an increase of 57.8% compared to the corresponding period last year.

Automobile unit sales both in Japan and North America increased, reflecting customers' strong demand for Honda's automobiles. In addition, Honda's continuing cost-cutting strategies, together with a weaker yen, were the contributing factors in this increase in operating income.

Consolidated income before income taxes for the fiscal nine months totaled ¥390.4 billion ($2,959 million), an increase of 41.0% compared to the previous year.

With respect to Honda's sales for the nine-month period by business category, motorcycle unit sales increased 13.9%, to 4,343,000 units, and revenue increased 14.7%, to ¥646.6 billion ($4,901 million). Strong gains in both North America and Asian countries outside Japan were more than enough to offset decreased unit sales in Europe.

Honda's unit sales of automobiles increased 2.9%, to 1,940,000 units, and revenue increased 13.4%, to ¥4,267.9 billion ($32,345 million), for the nine-month period. Robust sales of the *Fit* and the *Stream* in Japan and increased unit sales of the *Accord*, the *Civic* and such light truck models as the *Odyssey* and the *Acura MDX* in North America were the primary contributors to these increases.

Unit sales of power products totaled 2,497,000 units, a decrease of 3.7% compared to the corresponding period of the previous year. Unit sales of general-purpose engines showed an increase in both Japan and North America, however, weaker sales centered in Europe and Others region were attributable to this decrease. Other businesses, including power products and financial services, showed a 14.8% increase in revenue, amounting to ¥346.8 billion ($2,628 million).

March 2002

Hiroyuki Yoshino

Hiroyuki Yoshino
President and Chief Executive Officer

North America

■ Honda *Pilot* SUV Unveiled at North American International Auto Show

American Honda Motor Co., Inc., unveiled a pre-production version of its *Pilot* SUV at the 2002 North American International Auto Show. Scheduled for release as a 2003 model at dealers nationwide this summer, the *Pilot* is an all new Honda-designed and Honda-built SUV that combines the rugged versatility of traditional SUVs with the quality, refinement and innovative design that is the hallmark of all Honda vehicles.

Developed under the theme "Ultimate Family Adventure Vehicle," the *Pilot* delivers best-in-class interior space with theater-style seating for up to eight passengers, along with advanced Honda VTEC V-6 power, sophisticated four-wheel drive technology and five-star safety performance, making *Pilot* the best all-around performer in its class.

"We think this vehicle strikes at the heart of what many people are looking for in a family-sized SUV," said Dick Colliver, executive vice president of American Honda Motor Co. "The *Pilot* delivers all the utility and versatility that people expect from their SUV with the added benefits of Honda's world-class quality, durability and innovative design."

In keeping with Honda's long-standing commitment to the environment, the *Pilot* will be an Ultra Low-Emissions Vehicle (ULEV) with excellent fuel economy, constructed with 90 percent recyclable components.



Pre-production version of *Pilot*

Japan

■ Honda Releases the New *Mobilio*—A New Style of Compact Minivan

Honda Motor Co., Ltd., has announced the release of the *Mobilio*, a new compact minivan with futuristic styling built on Honda's Global Small Platform. It features a newly developed 1.5-liter i-DSI (Dual Sequential Ignition) engine in a compact, 4-meter-long body that seats up to seven adults. Its nimble driving performance is matched by an impressive fuel economy of 18.2km/l—top in its class. The new *Mobilio* went on sale December 21, 2001 at all Honda dealers across Japan.

The *Mobilio*, which combines a new-generation i-Series engine with the revolutionary technology of Honda's Global Small Platform, is Honda's second model in the *Small Max* series. This compact minivan, designed around the concept of everyday functionality, offers new value to those who view their car as a tool for everyday life and want to get the most out of it on a day-to-day basis.



Mobilio

Other

■ Honda Joint Venture Company Begins Motorcycle Business in China

Honda Motor Co., Ltd., announced that its new joint venture company in China, Sundiro Honda Motorcycle Co., Ltd., has begun production of a new 125cc motorcycle. A commemorative ceremony to mark the foundation of the company was held as well as a kickoff ceremony for the jointly developed *M-LIVING* motorcycle (*WanLiXing* in Chinese).

Sundiro Honda was established as the result of a merger of China Tianjin Honda Motors Co., Ltd., Hainan Sundiro Motorcycle Co., Ltd., and their motorcycle-related subsidiaries. The annual sales target of the new company for 2002 is one million units.

M-LIVING is designed to incorporate the major attributes of the *GL125* and the *CG125*, both well-known business motorcycles in the Chinese market, as well as the renowned characteristics of the Honda brand—engine durability, superb fuel economy and emissions technology that meet forthcoming regulations.

The new motorcycle, to be sold at an affordable 5,500 yuan (80,000 yen), will be an ideal means of transportation, especially in regional cities and agricultural districts, where motorcycle sales have increased drastically in recent years. The annual sales target for *M-LIVING* is 96,000 units.

Honda President and CEO Hiroyuki Yoshino attended the foundation ceremony and said: "This new company has begun with big dreams in the world's largest motorcycle market, where the economy is growing at a tremendous rate. I am excited by the energy displayed by this new company. It reminds me of the spirit we at Honda experienced in our early days. I am convinced that this new joint venture will provide customer satisfaction in China by offering a wide range of motorcycles that reflect the ingenuity of all three partners."

The four pillars of the joint venture are:

- Honda's technological expertise and global network
- Sundiro's experience and expertise in the Chinese market, enhancing the model lineup in the mid-price range
- Sundiro's procurement network, which strengthens its competitiveness due to reduced costs
- Sundiro's current sales/marketing network, which allows a more active pursuit of business



M-LIVING

Consolidated Balance Sheets

Honda Motor Co., Ltd., and Subsidiaries
December 31, 2000 and March 31 and December 31, 2001

	Millions of yen		
Assets	Dec. 31, 2000 (Unaudited)	Mar. 31, 2001 (Audited)	**Dec. 31, 2001 (Unaudited)**
Current assets:			
Cash and cash equivalents	¥ 385,652	¥ 417,519	**¥ 448,003**
Trade accounts and notes receivables	346,318	440,802	**289,607**
Finance subsidiaries—receivables, net	726,888	762,368	**868,260**
Inventories	599,905	620,754	**715,496**
Deferred income taxes	153,187	151,722	**167,241**
Other current assets	200,211	205,771	**211,657**
Total current assets	2,412,161	2,598,936	**2,700,264**
Finance subsidiaries—receivables, net	1,177,886	1,304,994	**1,749,187**
Investments and advances	379,660	376,187	**376,115**
Property, plant and equipment, at cost:			
Land	292,684	299,984	**312,953**
Buildings	809,722	831,868	**891,866**
Machinery and equipment	1,798,782	1,887,630	**1,995,036**
Construction in progress	129,547	99,552	**109,906**
	3,030,735	3,119,034	**3,309,761**
Less accumulated depreciation	1,833,873	1,864,411	**1,965,540**
Net property, plant and equipment	1,196,862	1,254,623	**1,344,221**
Other assets	86,918	132,669	**177,437**
Total assets	¥5,253,487	¥5,667,409	**¥6,347,224**

Liabilities and Stockholders' Equity

	Dec. 31, 2000 (Unaudited)	Mar. 31, 2001 (Audited)	**Dec. 31, 2001 (Unaudited)**
Current liabilities:			
Short-term debt	¥ 838,952	¥ 910,417	**¥1,037,448**
Current portion of long-term debt	304,352	274,481	**382,733**
Trade payables	649,141	820,254	**685,658**
Accrued expenses	473,858	539,348	**593,391**
Income taxes payable	44,903	38,633	**47,129**
Other current liabilities	158,125	178,124	**188,001**
Total current liabilities	2,469,331	2,761,257	**2,934,360**
Long-term debt	430,278	368,173	**559,075**
Other liabilities	224,235	307,688	**336,661**
Total liabilities	¥3,123,844	¥3,437,118	**¥3,830,096**
Stockholders' equity:			
Common stock, authorized 3,600,000,000 shares, par value ¥50 issued 974,414,215 shares in December 2000, March and December 2001	86,067	86,067	**86,067**
Capital surplus	172,529	172,529	**172,529**
Legal reserves	27,929	27,929	**28,969**
Retained earnings	2,365,293	2,428,293	**2,658,891**
Adjustments from foreign currency translation	(506,759)	(419,482)	**(348,393)**
Net unrealized gains on marketable equity securities	19,546	16,637	**747**
Minimum pension liabilities adjustments	(34,962)	(81,682)	**(81,682)**
Accumulated other comprehensive income (loss)	(522,175)	(484,527)	**(429,328)**
Total stockholders' equity	¥2,129,643	¥2,230,291	**¥2,517,128**
Total liabilities and stockholders' equity	¥5,253,487	¥5,667,409	**¥6,347,224**

Consolidated Statements of Income and Retained Earnings (Unaudited)

Honda Motor Co., Ltd., and Subsidiaries
For the three months and nine months ended December 31, 2000 and 2001

	Millions of yen			
	Three months ended Dec. 31, 2000	**Three months ended Dec. 31, 2001**	Nine months ended Dec. 31, 2000	**Nine months ended Dec. 31, 2001**
Net sales and other operating revenue	¥1,576,106	**¥1,756,412**	¥4,628,024	**¥5,261,408**
Operating costs and expenses:				
Cost of sales	1,109,296	**1,178,913**	3,254,584	**3,584,450**
Selling, general and administrative	283,476	**318,047**	822,116	**919,515**
Research and development	87,012	**104,670**	253,512	**287,424**
Operating income	96,322	**154,782**	297,812	**470,019**
Other income:				
Interest	2,284	**1,538**	8,243	**5,594**
Other	961	**4,740**	3,269	**1,531**
Other expenses:				
Interest	5,112	**4,151**	15,020	**12,916**
Other	9,542	**36,436**	17,350	**73,768**
Income before income taxes and equity in income of affiliates	84,913	**120,473**	276,954	**390,460**
Income taxes	42,326	**49,815**	123,899	**163,141**
Income before equity in income of affiliates	42,587	**70,658**	153,055	**227,319**
Equity in income of affiliates	4,747	**11,600**	16,186	**28,679**
Net income	47,334	**82,258**	169,241	**255,998**
Retained earnings:				
Balance at beginning of period	2,328,842	**2,589,892**	2,218,848	**2,428,293**
Cash dividends paid	10,719	**12,667**	22,412	**24,360**
Transfer to legal reserves	164	**592**	384	**1,040**
Balance at end of period	¥2,365,293	**¥2,658,891**	¥2,365,293	**¥2,658,891**
Depreciation	¥42,769	**¥50,262**	¥120,941	**¥140,120**
Capital expenditures	73,273	**63,970**	195,540	**197,062**
	Yen			
Net income per:				
Common Share	¥48.58	**¥84.42**	¥173.68	**¥262.72**
American Share	97.16	**42.21**	347.36	**131.36**

Honda's common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal third quarter and the fiscal nine months ended December 31, 2001 were calculated on this *four-for-one ADR split*.

Explanatory Notes:

1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.
2. The average exchange rates for the fiscal third quarter ended December 31, 2001 were ¥123.60=U.S.$1 and ¥110.67=€1. The average exchange rates for the corresponding period last year were ¥109.86 =U.S.$1 and ¥95.49=€1. The average exchange rates for the fiscal nine months ended December 31, 2001 were ¥122.68=U.S.$1 and ¥108.73=€1, as compared with ¥108.07=U.S.$1 and ¥97.58=€1 for the corresponding period last year.
3. U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥131.95=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 28, 2002.
4. The Company's common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.
5. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income." The following table represents components of the Company's comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Millions of yen	
For the three months ended Dec. 31	2000	2001
Net income	¥ 47,334	**¥ 82,258**
Other comprehensive income	50,601	**107,998**
Comprehensive income	¥ 97,935	**¥190,256**

	Millions of yen	
For the nine months ended Dec. 31	2000	2001
Net income	¥169,241	**¥255,998**
Other comprehensive income	52,441	**55,199**
Comprehensive income	¥221,682	**¥311,197**

6. On April 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, *an amendment of FASB statement* No.133."

Investor Information

Transfer Agent for Common Stock
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

Depositary and Transfer Agent
for American Depositary Receipts
Morgan Guaranty Trust Company of New York
60 Wall Street,
New York, NY 10260-0060, U.S.A.

Stock Exchange Listings in Japan
Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas
New York, London, Paris and Swiss stock exchanges

Total Shares of Common Stock Issued
and Outstanding
974,414,215 (as of December 31, 2001)

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama,
Minato-ku, Tokyo 107-8556, Japan
Phone: (03) 3423-1111
URL: **http://world.honda.com/**

Honda North America, Inc.
New York Office
540 Madison Avenue, 32nd Floor,
New York, NY 10022, U.S.A.
Phone: (212) 355-9191

Honda Motor Europe Limited
470 London Road,
Slough, Berkshire SL3 8QY, U.K.
Phone: (01753) 590-590

Printed in Japan
on recycled paper

(ENGLISH TRANSLATION)

NOTICE OF RECORD DATE

It is hereby notified that pursuant to the provisions of Article 10 of the Articles of Incorporation of the Company, the shareholders appearing on the Shareholders' register as of March 31, 2002 (the Record Date) shall be the shareholders entitled to exercise the rights of shareholders at the 78th Ordinary General Meeting of Shareholders scheduled to be held in late June 2002.

March 13, 2002

HONDA MOTOR CO., LTD.
No. 1-1, 2-chome,
Minami-Aoyama,
Minato-ku, Tokyo

Transfer agent and place of business:
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-Chome, Minato-ku,
Tokyo

Forwarding offices:
All branch offices of the Chuo Mitsui Trust and Banking Co., Ltd. and the principle and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

Stockholders who will transfer stock, the procedures to transfer stock should be taken by March 29, 2002, as March 30 and 31 are bank holidays.

HONDA

基準日の公告

当社定款第10条の規定により、きたる平成14年3月31日(基準日)現在の株主名簿および実質株主名簿に記載された株主をもって平成14年6月下旬に開催予定の第78回定時株主総会において株主の権利を行使することのできる株主といたします。

平成14年3月13日

東京都港区南青山二丁目1番1号

本田技研工業株式会社

名義書換代理人　事務取扱場所
東京都港区芝三丁目33番1号
中央三井信託銀行株式会社 本店
同取次所
中央三井信託銀行株式会社 全国各支店
日本証券代行株式会社　本支店・出張所

ご注意 3月30日(土)および31日(日)は名義書換代理人の休業日にあたりますので、名義書換等をされる方は、3月29日(金)までに手続きをおとりください。

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: April 12, 2002